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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(MARK ONE)
[ ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

FOR THE FISCAL YEAR ENDED ___________
                                       OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM OCTOBER 1, 2003 TO DECEMBER 31, 2003

                         COMMISSION FILE NUMBER 33-63078

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       EZCORP, INC. 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  EZCORP, INC.
                              1901 CAPITAL PARKWAY
                               AUSTIN, TEXAS 78746

================================================================================

INFORMATION FURNISHED

      1. Audited financial statements and supplemental schedules of the EZCORP, Inc. 401(k) Plan and Trust (the "Plan").

      2. The written consent of the independent registered public accounting firm for the Plan, filed as an exhibit to this transition report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee has duly caused this transition report to be signed on its behalf by the undersigned hereunto duly authorized.

EZCORP, INC. 401(k) PLAN AND TRUST

           Signature                                       Date

By: /s/ Dan N. Tonissen                                May 27, 2005
    ----------------------------
    Dan N. Tonissen
    EZCORP, Inc. 401(k) Plan and Trust
    Administrative Committee

                       EZCORP, INC. 401(k) PLAN AND TRUST

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

      December 31, 2003 and September 30, 2003 and three months ended December 31, 2003

                                    CONTENTS

                                                                                        Page
Report of Independent Registered Public Accounting Firm. . . . . . . . . . . . . . .     1

Audited Financial Statements:

        Statements of Net Assets Available for Benefits. . . . . . . . . . . . . . .     2
        Statement of Changes in Net Assets Available for Benefits. . . . . . . . . .     3
        Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . .     4

Supplemental Schedules:

        Schedule H, Line 4a - Schedule of Delinquent Participant Contributions . . .     9
        Schedule H, Line 4i - Schedule of Assets (Held at End of Year). . . . . . .     10

Exhibit Index. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    11

Consent of Independent Registered Public Accounting Firm. . . . . . . . . . . . . .     12

Note: Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm

Administrative Committee
EZCORP, Inc. 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the EZCORP, Inc. 401(k) Plan and Trust as of December 31, 2003 and September 30, 2003, and the related statement of changes in net assets available for benefits for the three months ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and September 30, 2003, and the changes in its net assets available for benefits for the three months ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, and schedule of delinquent participant contributions for the three months then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.

The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         /s/ ERNST & YOUNG LLP

Austin, Texas
November 15, 2004

                       EZCORP, INC. 401(k) PLAN AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                     DECEMBER 31    SEPTEMBER 30
                                                        2003           2003
                                                     -----------    ------------
ASSETS:
     Cash                                            $    16,461    $     12,151
     Investments, at fair value                        3,458,807       2,940,922

     Receivables:
       Employer contributions                              9,189          60,693
       Employee contribution                              21,109          14,004
                                                     -----------    ------------
     Total receivables                                    30,298          74,697
                                                     -----------    ------------
Total assets                                           3,505,566       3,027,770

LIABILITIES:
     Fees payable                                          1,550           1,201
     Excess contribution refunds and other payables       18,800          60,271
                                                     -----------    ------------
Total liabilities                                         20,350          61,472
                                                     -----------    ------------
Net assets available for benefits                    $ 3,485,216    $  2,966,298
                                                     ===========    ============

See accompanying notes.

                       EZCORP, INC. 401(k) PLAN AND TRUST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      THREE MONTHS ENDED DECEMBER 31, 2003

Additions:
    Employee contributions                                 $    111,134
    Employer matching contributions                               9,189
    Investment income                                             9,656
    Net appreciation in fair value of investments               471,590
                                                           ------------
Total additions                                                 601,569

Deductions:
    Distributions to participants                                63,373
    Administrative expenses                                       2,650
    Excess contribution refunds                                  16,628
                                                           ------------
Total deductions                                                 82,651

                                                           ------------
Net increase                                                    518,918
Net assets available for benefits at beginning of period      2,966,298
                                                           ------------
Net assets available for benefits at end of period         $  3,485,216
                                                           ============

See accompanying notes.

                       EZCORP, INC. 401(k) PLAN AND TRUST
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

1. DESCRIPTION OF THE PLAN

The EZCORP, Inc. 401(k) Plan and Trust (the "Plan") is a defined contribution plan covering substantially all eligible employees of EZCORP, Inc. and its subsidiaries (the "Company"). The Plan became effective October 1, 1991, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All Plan assets are held by Security Trust Company, the trustee of the Plan. On November 6, 2003, the Company's 401(k) Committee elected to change the plan year from a fiscal year ending September 30th to a calendar year ending December 31st. Complete information regarding the Plan is included in the Plan Agreement. Significant Plan provisions are summarized below.

ELIGIBILITY

Employees are eligible to participate in the Plan upon the attainment of 21 years of age and completion of six months of service. Under the enrollment provisions of the Plan, eligible employees are allowed to enter the Plan on the first day of each quarter of any fiscal year following the completion of six months of service.

CONTRIBUTIONS

Participants are allowed to make voluntary contributions to the Plan up to the maximum allowed under the Internal Revenue Code (the "Code"). The Company makes contributions to the Plan of amounts determined and authorized by the Company's Board of Directors up to the maximum amounts permitted by the Internal Revenue Service ("IRS"). The Company's matching contributions are based on each participant's contribution, up to 6% of the participant's compensation and made in the form of EZCORP Class A Non-Voting Common Stock. The participants can transfer the vested matching contribution to other investment funds at their discretion.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings. Employees are given a choice of fifteen investment options in which to invest their contributions, including the Company Stock fund. Plan earnings in each of these funds are allocated based on each employee's fund account balance relative to the aggregate of all employees' fund account balances.

VESTING PROVISIONS

Participants are immediately vested in their contributions and earnings thereon. The Company's contributions vest according to the following schedule.

Years of Service      Vesting Percentage
----------------      ------------------
       1                      0%
       2                     25%
       3                     50%
       4                     75%
       5                    100%

PARTICIPANT LOANS

Participants are allowed to borrow a maximum amount of the lesser of 50% of the participant's vested amount or $50,000. Loans are amortized over a maximum of 60 months, unless the purpose of the loan is for the purchase of the principal residence of the participant in which case the maximum period may be 20 years. Repayment is made through payroll deductions with equal installments made each pay period. The loans are collateralized by the vested balance in the participant's account, not to exceed 50% of the vested balance, and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator.

PAYMENT OF BENEFITS

Upon termination of service, death, disability, or retirement, a participant is entitled to receive an amount equal to the value of his or her account, payable in lump-sum form or in periodic installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of the termination of the Plan, the individual accounts of all members shall become fully vested. After deducting all charges and expenses, the balances of all individual accounts will be adjusted and the remaining assets distributed to participants.

2. SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

VALUATION OF INVESTMENTS

The Plan's investments in mutual funds and common stock are stated at fair value based primarily on quoted prices in active markets. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

DISTRIBUTIONS

Distributions to participants are recorded by the Plan when actual payment is made.

EXPENSES

Substantially all expenses incident to the administration of the Plan are paid by the Company.

FORFEITED NONVESTED ACCOUNTS

At December 31, 2003 and September 30, 2003, forfeited nonvested accounts totaled $9,905 and $4,950, respectively. These accounts will be used to reduce future employer contributions.

EXCESS CONTRIBUTIONS

Contributions in excess of maximum limits allowed by the IRS are accrued as liabilities to be refunded to participants. At December 31, 2003 and September 30, 2003, excess contributions were $18,800 and $57,112, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan's net assets at December 31, 2003 or September 30, 2003.

                                            DECEMBER 31, 2003     SEPTEMBER 30, 2003
                                            -----------------     ------------------
Goldman Sachs Prime Obligations Fund         $    178,600           $   175,522
Pimco Total Return Admin Fund                     195,104               188,190
Davis New York Venture A Fund                     536,860               462,203
T. Rowe Price Mid Cap Growth Fund                 408,146               361,014
American Funds Europacific A Fund                 394,750               351,790
EZCORP Class A Non-Voting Common Stock          1,176,512               866,503

During the three months ended December 31, 2003, the Plan's investments (includes investments purchased, sold, as well as held during the period) appreciated in fair value as follows:

Mutual funds                 $   182,076
Common stock                     289,514
                             -----------
                             $   471,590
                             ===========

4. INCOME TAX STATUS

The underlying non-standardization prototype plan has received an opinion letter from the Internal Revenue Service ("IRS") dated November 19, 2001 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          DECEMBER 31, 2003   SEPTEMBER 30, 2003
                                                          -----------------   ------------------
Net assets available for benefits per the financial
    statements                                            $       3,485,216   $        2,966,298
Amounts allocated to withdrawing participants                             -               (7,071)
                                                          -----------------   ------------------
Net assets available for benefits per the Form 5500       $       3,485,216   $        2,959,227
                                                          =================   ==================

The following is a reconciliation of the net increase per the financial statements to the Form 5500 for the three months ended December 31, 2003:

Net increase in net assets available for benefits per
    the financial statements                                 $  518,918
Plus: Prior year amounts allocated to withdrawing
    participants                                                  7,071
                                                             ----------
Net increase in net assets available for benefits per
    the Form 5500                                            $  525,989
                                                             ==========

6. SUBSEQUENT EVENT

Effective January 1, 2004, the trustee changed from Security Trust Company to Reliance Trust Company.

                       EZCORP, INC. 401(k) PLAN AND TRUST
                      THREE MONTHS ENDED DECEMBER 31, 2003

                             SUPPLEMENTAL SCHEDULES

                       EZCORP, INC. 401(k) PLAN AND TRUST
     SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                             EIN: 74-2540145 PN: 001
                      THREE MONTHS ENDED DECEMBER 31, 2003

                      PARTICIPANT CONTRIBUTIONS       TOTAL THAT CONSTITUTE NONEXEMPT
YEAR ENDED            TRANSFERRED LATE TO PLAN            PROHIBITED TRANSACTIONS
----------            ------------------------            -----------------------
   1999                       $ 115,994                          $ 115,994
   2002                       $   5,014                          $   5,014
   2003                       $ 123,893                          $ 123,893

Delinquent participant contributions in 1999, 2002 and 2003 were corrected outside of the Voluntary Fiduciary Compliance Program in 2004. The total amount of accrued interest on late remittances for contributions made in 1999, 2002 and 2003 was determined to be $1,798 and this amount was paid to the Plan on November 12, 2004.

                       EZCORP, INC. 401(k) PLAN AND TRUST

                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

                              (HELD AT END OF YEAR)
                             EIN: 74-2540145 PN: 001
                                DECEMBER 31, 2003

                                                                                     CURRENT
      IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT               VALUE
      -----------------                       -------------------------               -----
Goldman Sachs Prime Obligations Fund            Money Market                      $     178,600
Vanguard Short Term Federal Fund                Mutual fund                               8,822
Pimco Total Return Admin Fund                   Mutual fund                             195,104
Columbia High Yield Fund                        Mutual fund                             145,572
Dodge & Cox Stock Fund                          Mutual fund                              28,279
Davis New York Venture A Fund                   Mutual fund                             536,860
Vanguard Index 500 Fund                         Mutual fund                              22,151
Growth Fund of America A Fund                   Mutual fund                              28,803
Pimco Renaissance Admin Fund                    Mutual fund                              14,407
T. Rowe Price Mid Cap Growth Fund               Mutual fund                             408,146
Turner Small Cap Value Fund                     Mutual fund                              15,761
Columbia Acorn Z Fund                           Mutual fund                              33,969
American Funds Europacific A Fund               Mutual fund                             394,750
American Funds Am Balanced A Fund               Mutual fund                             111,550
*EZCORP Class A Non-Voting
    Common Stock                                Common stock                          1,176,512
*Participant loans                     With varying maturity dates and interest
                                       rates ranging from 5% to 10.5%                   159,521
                                                                                  -------------
                                                                                  $   3,458,807
                                                                                  =============

* Indicates a party-in-interest to the Plan.

                                  EXHIBIT INDEX

EXHIBIT 23.1   CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                                                              11